UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Acquisition of AlloyX Limited

On August 11, 2025, SOLOWIN HOLDINGS, a Cayman Islands exempted holding company (the “Company”), entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with the shareholders (each a “Seller,” and together, the “Sellers”) of AlloyX Limited (“AlloyX”) and AlloyX, pursuant to which the Company agreed to purchase from the Sellers 100% issued and outstanding shares of AlloyX (the “Acquisition”).

AlloyX, a Cayman Islands exempted company, through its subsidiaries, develops next-generation stablecoin infrastructure focused on tokenized money-market funds and cross-border payments within a fully compliant regulatory framework. AlloyX has four subsidiaries, including (i) Master Venus Limited, a company incorporated under the laws of Samoa, (ii) AlloyX (Hong Kong) Limited, a company incorporated under the laws of Hong Kong, (iii) AlloyX Group PTE Ltd, a company incorporated under the laws of Singapore, and (iv) Bravo Valor Partners Ltd, a company incorporated under the laws of the State of Washington, the United States of America (collectively, and together with AlloyX, “AlloyX Group”). A detailed description of AlloyX Group’s business, as well as certain risk factors related to AlloyX Group’s business, are set forth in Exhibit 99.1 and are incorporated herein by reference.

The Sellers will receive an aggregate of 106,779,926 class A ordinary shares, par value $0.0001 per share of the Company (the “Class A Ordinary Shares”), and 23,331,599 class B ordinary shares (collectively, the “SWIN Shares”), par value $0.0001 per share of the Company (the “Class B Ordinary Shares”), as consideration for the sale of their aggregate 100% ownership in AlloyX, as determined by dividing (i) the agreed valuation of AlloyX of US$350,000,000 as of August 11, 2025, by (ii) volume-weighted average price of the Company’s Class A Ordinary Shares for the 120 consecutive trading days immediately preceding August 11, 2025, or US$2.69.

The Company’s Chairman and Chief Executive Officer, Mr. Ling Ngai Lok (“Mr. Lok”), has been AlloyX’s sole director. Additionally, VAST SPACE LIMITED, one of the Sellers, is controlled and owned by Mr. Lok. Before the Acquisition, VAST SPACE LIMITED Vast Space Limited owned 22,415,000 ordinary shares in AlloyX, representing 35.86% of AlloyX’s issued and outstanding share capital. In the Acquisition, VAST SPACE LIMITED Vast Space Limited will receive 23,331,598 Class A Ordinary Shares and 23,331,599 Class B Ordinary Shares of the Company as consideration in exchange for its 22,415,000 ordinary shares in AlloyX. Additionally, Mr. Lok is a director of another Seller, WELL INSIGHT LIMITED. WELL INSIGHT LIMITED will receive 23,331,599 Class A Ordinary Shares of the Company as consideration in exchange for its ordinary shares in AlloyX.

The closing of the Acquisition is expected to occur on or before September 10, 2025.

The Sellers shall not sell, assign, transfer, pledge, encumber, or otherwise dispose of any SWIN Shares, or any interest or right therein, for 12 months after the closing of the Acquisition.

VAST SPACE LIMITED is entitled to additional, performance-based earn-out payments if certain valuation milestones are achieved within 24 months after closing of the Acquisition: (a) $5 million if the post-closing enterprise valuation of AlloyX Group reaches or exceeds $600 million; and (b) an additional $5 million if the valuation reaches or exceeds $1 billion. The maximum aggregate earn-out is $10 million. Valuation can be determined by independent appraisal, bona fide third-party equity financing, or the financial metrics set forth in Schedule IV to the Sale and Purchase Agreement. Earn-out payments are due within 60 days after the Company’s confirmation of milestone achievement and are payable in cash or shares at the discretion of the Company.

The Sale and Purchase Agreement contains customary representations and warranties by the Sellers, AlloyX and the Company, which survive the closing. Additionally, the Sellers have agreed to indemnify the Company and AlloyX for certain pre-closing tax liabilities and other non-ordinary course liabilities. The Sale and Purchase Agreement is governed by Hong Kong law and disputes arising out of them not resolved by good-faith negotiation shall be submitted to arbitration at Hong Kong International Arbitration Centre in Hong Kong.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Sale and Purchase Agreement, the text of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

This Form 6-K, including exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits

Financial statements of businesses acquired.

The audited financial statements of AlloyX as of and for the years ended March 31, 2024 and 2025, are not being filed herewith and will be filed by amendment to this Form 6-K.

Pro forma financial information.

The pro forma financial information in connection with the Acquisition is not being filed herewith and will be filed by amendment to this Form 6-K.

Exhibits.

Exhibit No.	Description
10.1	Sale and Purchase Agreement, by and among SOLOWIN HOLDINGS, AlloyX Limited, and Sellers listed in Schedule I thereto, dated August 11, 2025.
99.1	Business Section and Risk Factors

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Forward-Looking Statements

This report contains forward-looking statements, including statements regarding the proposed acquisition of AlloyX, expected synergies, future financial performance, and the anticipated closing date. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. The Company undertakes no obligation to update forward-looking statements except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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